Filed by: Finisar Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Optium Corporation

Commission File No.: 001-33109

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, but are not limited to, statements related to the anticipated consummation of the proposed combination of Finisar Corporation (“Finisar”) and Optium Corporation (“Optium”), the benefits of the proposed combination, the future financial performance of Finisar after the proposed combination and each company’s expected reported revenues for its latest quarter.  All forward-looking statements included in this filing are based on information available to Finisar and Optium as of the date of this filing and current expectations, forecasts and assumptions of each company.  Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated.  In the case of each company’s expected revenues for its latest quarter, these risks and uncertainties include adjustments to preliminary financial results that may result from the completion of the normal quarterly financial reporting process.  In the case of the proposed combination of Finisar and Optium, these risks and uncertainties include the risk that the proposed combination may not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained;  difficulties that may be encountered in integrating the combined businesses and realizing the potential synergies of the proposed combination; risks associated with the rapidly evolving markets for both companies’ products, the historical dependence of each company on a limited number of customers, and fluctuations in the mix of products and customers in any period; the risks associated with ongoing new product development, and introduction of new and enhanced products; the challenges of rapid growth followed by periods of contraction;  intensive competition; and the other risks and uncertainties faced by each company, as reported in their most recent respective Forms 10-K, Forms 10-Q and other filings with the Securities and Exchange Commission (the “SEC”).  No forward-looking statements in this filing or those filings should be relied upon as representing Finisar’s or Optium’s views or expectations as of any subsequent date and neither company undertakes any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.

Important Additional Information

In connection with the proposed combination of Finisar and Optium, Finisar plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and Optium plans to file with the SEC the same Joint Proxy Statement/Prospectus.  The definitive Joint Proxy Statement/Prospectus will be mailed to the stockholders of Finisar and Optium after clearance with the SEC.  Each company will also file with the SEC from time to time other documents relating to the proposed combination.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY EITHER FINISAR OR OPTIUM WITH THE SEC

RELATING TO THE PROPOSED COMBINATION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION.

Copies of the documents filed with the SEC by Finisar or Optium may be obtained free of charge from the SEC website maintained at www.sec.gov.  In addition, Finisar’s SEC filings may be obtained free of charge from Finisar’s website (www.Finisar.com) or by calling Finisar’s Investor Relations department at 408-542-5050 and Optium’s filings may be obtained free of charge from Optium’s website (www.Optium.com) or by calling Optium’s Investor Relations department at 267-803-3801.

Each of Finisar and Optium, and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from that company’s respective stockholders in connection with the proposed combination.  Information about the directors and executive officers of Finisar (including their respective ownership of Finisar shares) is contained in Finisar’s annual meeting proxy statement filed with the SEC on February 21, 2008 and available free of charge in the manner described above.  Information about the directors and executive officers of Optium (including their respective ownership of Optium shares) is contained in Optium’s annual meeting proxy statement filed with the SEC on November 13, 2007 and available free of charge in the manner described above.  Additional information regarding the interests of such participants in the proposed combination will be included in the Joint Proxy Statement/Prospects and the other documents filed by each company with the SEC relating to the proposed combination (when filed).

Filed below is a communication (comprising an email message and an FAQ document) sent to the employees of both Finisar Corporation and Optium Corporation in connection, with the companies’ previously-announced definitive merger agreement.

COVER EMAIL:

To all employees:

Earlier today we forwarded to you an e-mail attaching the joint press release issued by Finisar and Optium announcing the exciting news that we have entered into a definitive agreement for the combination of the two companies in an all-stock merger transaction.  We encourage you to read the press release and the letter carefully.

We realize many of you will have questions regarding the transaction announced today.  The attached initial FAQ attempts to answer many of your anticipated questions.

We will make every attempt to communicate in the future as we progress through the integration and closing process and we ask for your patience and support as we work on all the details.

The CEOs of Finisar and Optium, or divisional representatives in our international locations, will be meeting with employees to discuss this exciting news very soon.  Details of the time and place will be sent separately and we encourage you to attend.

We draw your attention to the information at the end of the attached FAQ under the headings “Forward-Looking Statements” and “Important Additional Information,” which is incorporated by reference into this message and should be carefully read.

Finisar and Optium Merger

Employee Frequently Asked Questions (FAQ)

Dated:  May 16, 2008

1.                          What was announced today?

Optium and Finisar have signed a definitive agreement to combine the two companies in an all-stock merger.  The combination is subject to standard closing conditions, including approval of both company’s shareholders and applicable regulatory approvals, and is expected to close in the third calendar quarter of 2008.

At the close of the combination, Jerry Rawls, Finisar’s Chairman and CEO, will remain executive Chairman.  Eitan Gertel, currently Optium’s Chairman and CEO, will assume the role of President and CEO for the combined company.

The entire merger agreement will be filed with the SEC within four business days and will be available on both company’s websites.

2.                          Who are Finisar and Optium?

Finisar Corporation

Finisar Corporation designs, develops, manufactures, and markets optical subsystems, components, and test and monitoring systems for high-speed data communications in the United States and internationally. It provides optical subsystems and components that connect local area networks (LANs), storage area networks (SANs), and metropolitan area networks (MANs).

The company’s optical subsystems primarily include transceivers, which provide the fundamental optical-electrical interface for connecting the equipment used in building these networks. Its optical subsystems also include multiplexers, de-multiplexers, and optical add/drop modules for use in MAN applications. These products rely on the use of semiconductor lasers in conjunction with integrated circuit design and novel packaging technology to provide a means for transmitting and receiving digital signals over fiber optic cable using a range of network protocols, transmission speeds, and physical configurations. Finisar’s optical components consist primarily of packaged lasers and photo-detectors, which are incorporated in transceivers, primarily for LAN and SAN applications. The company provides network performance test and monitoring systems primarily to storage equipment manufacturers for testing and validating equipment designs, and to operators of networking and storage data centers for testing, monitoring, and troubleshooting the performance of their installed systems.

Finisar sells its optical subsystem and component products to the manufacturers of storage and networking equipment. The company was founded in 1987 and is headquartered in Sunnyvale, California. They have about 4,500 employees throughout the world.

Optium Corporation

Optium was founded in 2000 and went public in October 2006.  The company had fiscal 2007 revenues of $125M and annualized revenues, based on the second quarter of fiscal 2008, of $160M.

Optium is a designer and manufacturer of optical transceivers and subsystems that are used in today’s telecom and cable TV networks.   The company began initially as a supplier of high-performance 10Gb/s transceivers to less than a handful of customers.  Over the years, Optium expanded into cable TV transmitters, for added industry balance as telecom and cable TV continues to compete.   Optium is now in the process of aggressively ramping two new product lines, 40Gb/s 300pin client and line side transponders and ROADMs.

Optium’s business model is fabless.  The company supports its broad product line by outsourcing basic components to best in class suppliers while adding value at the design, development and manufacturing stages of the product cycle.  This strategy has worked well for Optium, allowing them to generate lead times of 3-5 weeks and product development cycle times of 2-3 days.

Optium’s customers are the large network system vendors for both telecom and cable TV networks.  On average, about 65% of Optium’s revenues in any particular quarter can come from their top 3 or 4 customers.  For their second fiscal quarter of fiscal 2008, those customers were Alcatel Lucent, Tellabs — and on the cable TV side of the business, Cisco (Scientific Atlanta)

The company has approximately 400 employees and is headquartered in Pennsylvania, with locations in Australia and Israel.

3.                          How did this transaction come about?

Both companies recognized the need for consolidation of the industry. The boards of directors and senior managements of both companies believe this combination makes compelling sense, particularly given the complementary nature of our products, our customers and the corporate cultures we share.  We both recognize that our employees are vital to our success.

4.                          What does an all-stock merger mean?

In a merger, two companies combine to form one larger company.   An all-stock merger means a merger in which one company issues its shares in exchange for the shares of the other.  In this case, Finisar will be issuing its stock in exchange for all Optium shares at an “exchange ratio” whereby each Optium share will get converted into 6.262 Finisar shares.  Legally, Optium will become a wholly-owned subsidiary of Finisar but operationally they will be combining and the leadership structure of the combined company will reflect that, with Jerry as executive Chairman and Eitan as CEO.  The integration planning will be focused on maximizing the strength of this combination and making it as seamless as possible for our customers and employees.

5.                          Why announce this now?

Obviously, this is a very important event for both companies so, as publicly-traded companies, each had to announce the agreement immediately.  The details of the background to the negotiations that culminated in the agreement will be included in the disclosure document (called a joint proxy statement/prospectus) that will be sent to both company’s shareholders and a preliminary version of that document will be filed with the SEC within a few weeks.

6.                          Why did we agree to combine?

The detailed reasons why each company’s board of directors voted to approve the proposed combination and recommend it to their respective stockholders will be included in the joint proxy statement/prospectus.  Meanwhile, we are happy to share with you the belief of both company’s boards and senior managements that this combination makes compelling sense for the shareholders, customers and employees of both companies:

The combination will give us the broadest product line in the industry, with markets and solutions for every aspect of the optical network:  from datacom to telecom; and from network monitoring to cable TV.

While the two companies share many of the same customers, to a large extent, we do not sell the same products into those customers.  As a result, there’s a great potential for growth through customer and/or product cross-selling opportunities.

Technology and continued innovation is vital to our long-term success.  We will combine two great teams of innovators enabling even faster speed, additional resources, and a sharper focus on R&D to ultimately outpace our competitors.

•                  The combination will bring new opportunities to balance our expertise in high-performance optics, customized solutions and efficient manufacturing.

•                  Like our respective product lines, our R&D operations are very largely complementary.

This transaction will unleash the value inherent in both Finisar and Optium by combining two great companies with outstanding products, customers and people into one superior company with a tremendous future.

7.                          Are there conditions to the combination closing?

Like all such transactions, this one is subject to a number of customary conditions, including the approval of both company’s shareholders and various regulatory approvals.

8.                          What happens next?

We expect to close the transaction in the third calendar quarter of 2008.  In the meantime, we continue to operate as separate companies.   It’s essential for each organization to carry on its own business, under its management, for the benefit of its customers.

9.                          What is the new Board structure?

When the combination closes, Finisar’s board will be reconstituted so that it will consist of six current Finisar directors, including Jerry Rawls, and three current Optium directors, including Eitan Gertel.

10.                   How soon will the integration take place?  Is there a timetable of any kind?

Legally, the companies cannot be integrated, and start functioning as one combined company, until the combination closes.  However, we will be beginning the integration planning right away so that we can hit the ground running when we close.  We ask for your patience and cooperation as we work through the details.  There is an excellent fit between the two companies because so much of what we both do is complementary rather than duplicative.  Realizing the full potential of this combination will require careful thought.  You can be assured that both companies will be devoting the resources required between now and the closing to make this integration a success.  As the process proceeds and decisions that affect our employees are made, we will communicate them as soon as possible.

11.                   What will be the name of the company?  Where will we be headquartered?

The Finisar name will survive while our headquarters will be split, for now, between Sunnyvale, California and Horsham, PA, until we make more definitive announcements regarding our integration plans.

12.                   What is the new organization going to look like?

First, it’s important to repeat that until we close, the two organizations will remain separate, continuing to function as they do now and serving their separate constituencies.

As to what the organization will look like when we close, from the perspective of most employees it will remain business as usual.  The products and locations of the two companies are largely complementary and the focus we’ll be asking our employees to keep will be on continuing to do the best work they can do.  Of course, management will be focused on a seamless integration that maximizes our potential as one company, offering the largest suite of products in the industry.

13.                   What will happen to Optium stock and equity incentives?

As noted in Q4 above, at the closing of the combination every Optium share will be converted into a number of Finisar shares calculated off the exchange ratio (if that calculation would otherwise result in any Optium shareholder receiving a fractional Finisar share, cash will be paid instead of that fraction).  For example, if you own 100 Optium shares, you will receive 626 Finisar shares and cash instead of 0.2 Finisar shares.

Optium options will be assumed by Finisar and become exercisable, in accordance with their existing vesting schedules and other terms, for a number of Finisar shares, and at an exercise price, calculated off the exchange ratio.  Similarly, Optium restricted stock units will become Finisar restricted stock units and, again, the number of Finisar shares each RSU will represent will be calculated off the exchange ratio, with the existing terms (including the restrictions) remaining in place. Finisar uses Etrade to facilitate the granting and exercising of options and RSUs. Upon closing, an Etrade account will be created for each employee of Optium who has an outstanding option or RSU in Optium.  That account will be credited with the appropriate number of options or RSUs in Finisar shares.

Until the combination closes, Optium options will remain outstanding in accordance with their terms and will represent the right to purchase the number of Optium shares specified in each grant at the specified exercise price.  The mechanics for exercise will remain unchanged. Once the combination closes, unexercised Optium options will become Finisar options, as noted above.

14.                   Will Optium employees still be eligible for bonuses for the second half of Fiscal 2008?

The closing is likely to happen just before or right after the end of the Optium fiscal year. To the extent that an employee would have been eligible for an incentive payment if Optium had not merged with Finisar, Finisar will honor those incentive payments.

Fortunately, the fiscal years of both companies are only three months apart (April 30 for Finisar and July 31 for Optium). The integration plan will address an appropriate set of incentives for the combined company for the fiscal year ended April 30, 2009.

15.                   Will Optium employees have to apply for a job with Finisar or are we automatically employees?

No. Continuing employees of Optium will automatically remain employees upon closing at their existing rate of pay.

16.                   Does this news change my job and what I currently do?

The fact that the two companies have entered into this agreement doesn’t affect any employee’s job.  Finisar and Optium will continue to function as separate companies and businesses until we close and each will continue to make its own employment-related decisions.  We are confident we can count on our employees to continue to do their valuable work for their employer.

17.                   Will there be layoffs?

While the integration planning is at a very early stage, realizing the synergistic benefits of the combination will be a high priority and we expect that focus on infrastructure rationalization will have some limited impact on jobs.  Again, the two companies are complementary in many respects and that’s part of the attraction of this combination.  Whatever decisions emerge from the transition planning with regard to infrastructure changes and its impact on employees (which we expect will be limited), both companies are totally committed to treating our employees with the utmost consideration.  An immediate focus of the planning will be creating retention incentives for employees who might be affected by the merger.

18.                   Will there be any changes to our respective benefit plans?

The Human Resources departments of both companies will be focusing, through the integration planning process, on maintaining a highly competitive Finisar benefit program for all employees.  What changes this may produce for the current programs of each company remains to be determined except that certain specific matters are governed by the merger agreement.  It’s important to remember that through the integration process, we will be evaluating the benefit plans of both companies with a goal of providing a very competitive benefits package to all employees.

19.                   What will happen to Finisar and Optium offices in various regions other than the US?

The domestic and oversees locations of the two companies, and the work done there, are by and large complementary so we don’t expect any significant changes.  In that regard, it’s particularly compelling that our respective offshore operations are in different countries.  To the extent that the integration planning process results in decisions about specific functions being performed at individual locations, we reiterate our total commitment to treating employees with the utmost consideration.  We will put in place appropriate incentives and communicate decisions as quickly as possible.

20.                   What are customers being told?

This is great news for our customers.  Combined we’ll have more resources, technology and service capabilities to serve their needs and provide the best value.  Both Finisar and Optium customers will receive an announcement regarding our plans to merge.  If you have direct customer responsibility and your specific customer has questions, please direct them to Todd Swanson, VP of Sales and Marketing for Finisar (if you are a Finisar employee), or Anthony Musto, VP of Sales and Marketing for Optium (if you are an Optium employee).

21.                   Where can we go for more information?

Each company will be filing with the SEC, and posting to the Investor Relations page of its website, important information about the combination from time to time and we encourage you to check on those filings (available at www.sec.gov under each company’s name) and postings.  Information about employment-related matters will be communicated through regular internal channels.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, but are not limited to, statements related to the anticipated consummation of the proposed combination of Finisar and Optium, the benefits of the proposed combination, the future financial performance of Finisar after the proposed combination and each company’s expected reported revenues for its latest quarter.  All forward-looking statements included in this communication are based on information available to Finisar and Optium as of the date of this communication and current expectations, forecasts and assumptions of each company.  Forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those anticipated.  In the case of each company’s expected revenues for its latest quarter, these risks and uncertainties include adjustments to preliminary financial results that may result from the completion of the normal quarterly financial reporting process.  In the case of the proposed combination of Finisar and Optium, these risks and uncertainties include the risk that the proposed combination may not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; difficulties that may be encountered in integrating the combined businesses and realizing the potential synergies of the proposed combination; risks associated with the rapidly evolving markets for both companies’ products, the historical dependence of each company on a limited number of customers, and fluctuations in the mix of products and customers in any period; the risks associated with ongoing new product development, and introduction of new and enhanced products; the challenges of rapid growth followed by periods of contraction;  intensive competition; and the other risks and uncertainties faced by each company, as reported in their most recent respective Forms 10-K, Forms 10-Q and other filings with the  SEC.  No forward-looking statements in this communication or those filings should be relied upon as representing Finisar’s or Optium’s views or expectations as of any subsequent date and neither company undertakes any obligation to revise or update any such forward-looking statement to reflect events or circumstances that may arise after the statement was made.

Important Additional Information

In connection with the proposed combination of Finisar and Optium, Finisar plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and Optium plans to file with the SEC the same Joint Proxy Statement/Prospectus.  The definitive Joint Proxy Statement/Prospectus will be mailed to the stockholders of Finisar and Optium after clearance with the SEC.   Each company will also file with the SEC from time to time other documents relating to the proposed combination.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT IS FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY EITHER FINISAR OR OPTIUM WITH THE SEC RELATING TO THE PROPOSED COMBINATION WHEN THEY ARE FILED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION.

Copies of the documents filed with the SEC by Finisar or Optium may be obtained free of charge from the SEC website maintained at www.sec.gov.  In addition, Finisar’s SEC filings may be obtained free of charge from Finisar’s website (www.Finisar.com) or by calling Finisar’s Investor Relations department at 408-542-5050 and Optium’s filings may be obtained free of charge from Optium’s website (www.Optium.com) or by calling Optium’s Investor Relations department at 267-803-3801.

Each of Finisar and Optium, and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from that company’s respective stockholders in connection with the proposed combination.  Information about the directors and executive officers of Finisar (including their respective ownership of Finisar shares) is contained in Finisar’s annual meeting proxy statement filed with the SEC on February 21, 2008 and available free of charge in the manner described above.  Information about the directors and executive officers of Optium (including their respective ownership of Optium shares) is contained in Optium’s annual meeting proxy statement filed with the SEC on November 13, 2007 and available free of charge in the manner described above.  Additional information regarding the interests of such participants in the proposed combination will be included in the Joint Proxy Statement/Prospectus and the other documents filed by each company with the SEC relating to the proposed combination (when filed).